Exhibit No. 11   Computation of Earnings Per Common Share


                                               THREE MONTHS ENDED

                                                 MARCH 31, 1996





     Net income available
     for common shareholders                          $    4,000


     Average common shares outstanding                   373,025


     Income per common share                          $     0.01